Prospectus Supplement (to Prospectus dated May 24, 2005)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-124052

Wynn Las Vegas, LLC

Wynn Las Vegas Capital Corp.

Offer to Exchange $1,300,000,000 of outstanding

6 5/8% First Mortgage Notes due 2014

for

6 5/8% First Mortgage Notes due 2014

that have been registered under the Securities Act of 1933, as amended

This prospectus supplement relates to the prospectus dated May 24, 2005, as supplemented by the prospectus supplement dated June 9, 2005, relating to the offer to exchange (the “Exchange Offer”) up to $1,300,000,000 of our outstanding 6 5/8% First Mortgage Notes due 2014 (the “Notes”) for an equal aggregate principal amount of 6 5/8% First Mortgage Notes due 2014 that have been registered under the Securities Act of 1933, as amended. You should read this prospectus supplement together with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Extension of Exchange Offer

On June 22, 2005, Wynn Las Vegas, LLC (“Wynn Las Vegas”) and Wynn Las Vegas Capital Corp. (together, the “Issuers”) extended the Exchange Offer, which was previously scheduled to expire on June 22, 2005 at 5:00 p.m., New York City time. The Exchange Offer will now expire on June 29, 2005, at 5:00 p.m., New York City time, unless further extended by the Issuers. All other terms and conditions of the Exchange Offer will remain in full force and effect.

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See “Risk Factors” in the prospectus, beginning on page 19, for a discussion of risks you should consider prior to tendering your outstanding notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the adequacy or accuracy of this prospectus supplement or the investment merits of the notes offered by this prospectus supplement. Any representation to the contrary is unlawful.

The date of this prospectus supplement is June 29, 2005.

Credit Agreement

On June 29, 2005, Wynn Las Vegas entered into an amendment of its Credit Agreement, dated December 14, 2004 (the “Credit Agreement”) with Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas, Banc of America Securities LLC, Bank of America, N.A., Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Societe Generale and SG Americas Securities, LLC. The amendment extends the deadline for approval of the Encore at Wynn Las Vegas project (“Encore”) from June 30, 2005 to December 31, 2005 (subject to further extension to March 31, 2006 if approved by a Majority of the Arrangers (as defined in the Credit Agreement) or the Required Lenders (as defined in the Credit Agreement)). If Encore is not approved by such deadline, then availability under the Credit Agreement will be reduced by $550 million.

Disbursement Agreement

In connection with the amendment of the Credit Agreement, on June 29, 2005, Wynn Las Vegas also entered into an amendment of its Disbursement Agreement, dated December 14, 2004 (the “Disbursement Agreement”) with Deutsche Bank Trust Company Americas, as the administrative agent, Deutsche Bank Trust Company Americas, as the disbursement agent, and U.S. Bank National Association, as the Notes Trustee. The amendments to the Disbursement Agreement effected a similar extension of the deadline for approval of Encore, and made explicit the ability of the Required Lenders to extend the outside dates for opening and completion of Encore.

First Mortgage Notes

On June 24, 2005, the Issuers received the requisite consents from holders of their Notes to amend the Indenture, dated December 14, 2004, by and among the Issuers, the guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”) governing the Notes (the “Indenture”).

Upon receipt of the requisite consents, on June 29, 2005, the Issuers, the guarantors named therein and the Trustee entered into a First Supplemental Indenture (the “First Supplemental Indenture”), which amends certain provisions of the Indenture. The First Supplemental Indenture (i) extends the deadline for approval of the project budget and the plans and specifications relating to the development and construction of Encore from June 30, 2005 to December 31, 2005, subject to further extension to March 31, 2006 if approved by a Majority of the Arrangers or the Required Lenders, and (ii) changes the outside date for completion of Encore from March 31, 2008 to the date set forth in the Disbursement Agreement, which is currently December 31, 2008, but may be extended upon the occurrence of an event of Force Majeure (as defined in the Disbursement Agreement) or with the approval of the Required Lenders.

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